Exhibit 99.1

7000 Cardinal Place

Dublin OH 43017

www.cardinalhealth.com

FOR IMMEDIATE RELEASE

Contacts:

Media:	Troy Kirkpatrick (614) 757-6225 troy.kirkpatrick@cardinalhealth.com	Investors:	Sally Curley (614) 757-7115 sally.curley@cardinalhealth.com

CARDINAL HEALTH BOARD PROPOSES EMPLOYEE STOCK OPTION EXCHANGE PROGRAM, DECLARES REGULAR QUARTERLY DIVIDEND

DUBLIN, Ohio, May 6, 2009—Cardinal Health, a global provider of products and services that improve the safety and productivity of health care, today announced its board of directors has approved a special meeting of shareholders to vote on a proposed employee stock option exchange program and also declared the company’s 99th consecutive regular quarterly dividend.

The proposed option exchange program is a “value-for-value” exchange, where eligible employees who hold certain Cardinal Health stock options would be given a limited period of time to exchange those options for a lesser number of new options with an exercise price equal to the closing price of Cardinal Health common shares on the date the new options are granted. An adjustment, which is expected to be approximately 15 percent, will be applied to the exchange ratios that will effectively discount the fair value of the new options and should eliminate any additional compensation expense that the company would otherwise recognize on the new options.

The proposed option exchange program would be available only for stock options with an exercise price above the 52-week high trading price of Cardinal Health’s common shares, as determined at the start of the program and would exclude any options granted in the last 12 months. If approved, all options issued in this program will be subject to a minimum vesting condition of one year and will expire three years from the new grant date or on the expiration date of the eligible stock option surrendered in the exchange, whichever is longer. Members of Cardinal Health’s board of directors, its executive officers named in the 2008 proxy statement and former employees will not be eligible to participate in the program.

“The option exchange program would benefit both employees and shareholders by providing renewed motivational incentives during a crucial time for the company, as we work towards the planned spinoff of CareFusion Corporation and operating in the future as independent companies,” said R. Kerry Clark, Cardinal Health chairman and chief executive officer. “In addition, the program is designed to be expense-neutral, while at the same time increasing the retention value of employee options.”

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Cardinal Health News

The option exchange program is subject to shareholder approval at a special meeting for shareholders of record on May 15 scheduled to be held June 23 at 2 p.m. EDT at Cardinal Health’s corporate headquarters, located at 7000 Cardinal Place in Dublin, Ohio. If approved, the company intends to complete the option exchange program prior to the planned spinoff of CareFusion later this year to avoid additional accounting expenses that would be incurred if the program were completed after the spinoff. However, neither the option exchange program nor the planned spinoff is conditioned on the occurrence of the other. More information on the proposed option exchange program will be available in a preliminary proxy statement to be filed with the Securities and Exchange Commission and will also be accessible from the investor page at cardinalhealth.com.

The board also approved a regular quarterly dividend of $0.14 per share, payable on July 15 to shareholders of record on July 1. The company had approximately 360 million shares outstanding as of April 30.

In addition, as disclosed in the Form 10 registration statement filed by CareFusion Corporation in connection with the planned spinoff, three current Cardinal Health board members, Philip L. Francis, J. Michael Losh, and Michael D. O’Halleran, are expected to be directors of CareFusion when it becomes a public company. In connection with the planned spinoff, Francis, Losh and O’Halleran have submitted conditional letters of resignation, so that after the spinoff is completed, if they are members of the CareFusion board of directors, they will no longer be directors of Cardinal Health. Because the resignations are conditional on the completion and timing of the planned spinoff, each of these directors continues to be a Cardinal Health director until the conditions described above are satisfied or the regular expiration of his term.

About Cardinal Health

Headquartered in Dublin, Ohio, Cardinal Health, Inc. (NYSE: CAH) is a $91 billion, global company serving the health care industry with products and services that help hospitals, physician offices and pharmacies reduce costs, improve safety, productivity and profitability, and deliver better care to patients. With a focus on making supply chains more efficient, reducing hospital-acquired infections and breaking the cycle of harmful medication errors, Cardinal Health develops market-leading technologies, including Alaris® IV pumps, Pyxis® automated dispensing and patient identification systems, MedMined™ electronic infection surveillance service, and VIASYS® respiratory care products. The company also manufactures medical and surgical products and is one of the largest distributors of pharmaceuticals and medical supplies worldwide. Ranked No. 18 on the Fortune 500, Cardinal Health employs more than 40,000 people on five continents. More information about the company may be found at www.cardinalhealth.com.

Additional Information Regarding the Option Exchange Program

In connection with the proposal to be voted on by Cardinal Health’s shareholders to approve the option exchange program, Cardinal Health will file a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Cardinal Health shareholders are urged to read these materials when they become available and before making any voting decision regarding the option exchange program, because they will contain important information about the proposal to be voted on by shareholders with respect to the option exchange program.

Cardinal Health News

The option exchange program has not yet commenced. Cardinal Health will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange program. Eligible participants in the option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.

Cardinal Health shareholders and option holders will be able to obtain the written materials described above and other documents filed by Cardinal Health with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Cardinal Health with the SEC on the company’s Web site at the investor page on www.cardinalhealth.com.

Cautions Concerning Forward-Looking Statements

This news release contains forward-looking statements addressing the proposed stock option exchange program, the planned spinoff of Cardinal Health’s clinical and medical products businesses as a separate company and other matters that are dependent upon future events or developments. These matters are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. These risks and uncertainties include uncertainties regarding the proposed stock option exchange program, including the timing and terms of the program, whether the program will be completed and the possibility that the intended benefits of the stock option exchange program may not be fully realized, and uncertainties regarding the planned spinoff of the clinical and medical products businesses as a new standalone entity, including the timing and terms of any such spinoff and whether such spinoff will be completed. In addition, Cardinal Health and the spinoff are subject to additional risks and uncertainties described in CareFusion Corporation’s Form 10 registration statement and Cardinal Health’s Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports) and exhibits to those reports. This news release reflects management’s views as of May 6, 2009. Except to the extent required by applicable law, Cardinal Health undertakes no obligation to update or revise any forward-looking statement.